UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-132039-01 and 333-127591-04

Goal Capital Funding Trust 2006-1

(Issuer)

Goal Capital Funding, LLC

(Depositor of the Issuer)

(Exact name of registrant as specified in its charter)

9477 Waples Street, San Diego, California 92121

(858) 320-6799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Goal Capital Funding Trust 2006-1

$408,651,000 Class A-1 Student Loan Asset-Backed Notes

$277,373,000 Class A-2 Student Loan Asset-Backed Notes

$352,501,000 Class A-3 Student Loan Asset-Backed Notes

$234,320,000 Class A-4 Student Loan Asset-Backed Notes

€350,000,000 Class A-5 Remarketable Reset Rate Student Loan Asset-Backed Notes

$225,000,000 Class A-6 Student Loan Asset-Backed Notes

$70,595,000 Class B Student Loan Asset-Backed Notes

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 16

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on the date indicated.

January 24, 2007	GOAL CAPITAL FUNDING, LLC, as Registrant

	By:	/s/ Seamus Garland
	Name:	Seamus Garland
	Title:	Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.